UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
AMENDMENT NO. 1
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Hertz Global Holdings, Inc.
(Name of Subject Company (Issuer) and Filing Person (Issuer))
Series A Preferred Stock
(Title of Class of Securities)
42806J502
(CUSIP Number of Class of Securities)
M. David Galainena
Executive Vice President, General Counsel and Secretary
Hertz Global Holdings, Inc.
8501 Williams Road
Estero, Florida 33928
(239) 301-7000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies of communications to:
Gregory Pryor
Colin Diamond
Andrew J. Ericksen
White & Case LLP
1221 Avenue of the Americas
New York, New York 10020
(212) 819-8200
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,875,000,000.00	$173,812.50

(1)
The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. This amount is based on the offer to purchase a total of 1,500,000 shares of Series A Preferred Stock, par value $0.01 per share (the “Series A Preferred Shares”), issued by Hertz Global Holdings, Inc. and outstanding as of November 23, 2021 at a purchase price of $1,250.00 per Series A Preferred Share.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2022, issued August 23, 2021, by multiplying the transaction valuation by .0000927.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $173,812.50	Form or Registration No.: Schedule TO
Filing Party: Hertz Global Holdings, Inc.	Date Filed: November 23, 2021

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT
This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO-I (the “Schedule TO”) originally filed with the Securities and Exchange Commission on November 23, 2021 by Hertz Global Holdings, Inc. (the “Company,” “us” or “we”), a Delaware corporation, in connection with its offer to each holder of its Series A Preferred Stock (the “Series A Preferred Shares”) to purchase all of its outstanding Series A Preferred Shares at a purchase price per share of $1,250.00 in cash, less any applicable withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 23, 2021 (as it may be supplemented and amended from time to time, the “Offer to Purchase”), and the related Letter of Transmittal and Consent (as it may be supplemented and amended from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offering Documents”).
Only those items amended or supplemented are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Offering Documents remains unchanged by this Amendment No. 1. You should read this Amendment No. 1 together with the Offering Documents. Capitalized terms used but not defined herein shall have the meanings given to them in the Offer to Purchase.
Items 1 through 9 and Item 11
Amendments to the Offer to Purchase
1.
The section entitled “Material U.S. Federal Income Tax Consequences — Consequences of the Offer to Non-U.S. Holders — Withholding for Non-U.S. Holders” is hereby amended and restated in its entirety as follows:

Withholding For Non-U.S. Holders.   Because, as described above, it is unclear whether the cash received by a Non-U.S. Holder in connection with the Offer will be treated (i) as proceeds of a sale or exchange or (ii) as a distribution taxable under Section 301, an applicable withholding agent may treat the entirety of such payment as a dividend distribution for withholding purposes. Accordingly, payments to Non-U.S. Holders may be subject to withholding at a rate of 30% of the gross proceeds paid, unless the Non-U.S. Holder certifies in a form to be provided by the Company in connection with the Offer that such Holder satisfies one of the Section 302 tests (such form, the “Section 302 Certification”) or establishes an entitlement to a reduced rate of withholding by timely completing, under penalties of perjury, the applicable IRS Form W-8 as discussed above. To the extent Non-U.S. Holders tender Series A Preferred Shares held in a United States brokerage account or otherwise through a United States broker, dealer, commercial bank, trust company, or other nominee, such Non-U.S. Holders should consult such United States broker or other nominee and their own tax advisors to determine the particular withholding procedures that will be applicable to them.
A Non-U.S. Holder may be eligible to obtain a refund of a portion of any United States federal tax withheld if the stockholder is entitled to a reduced rate of withholding pursuant to any applicable income tax treaty and a higher rate was withheld.
Non-U.S. Holders are urged to consult their tax advisors regarding the United States federal income tax consequences of participation in the Offer, including the application of United States federal income tax withholding rules, eligibility for a reduction of or an exemption from withholding tax, and the refund procedure, as well as the applicability and effect of state, local, foreign and other tax laws.
Amendments to the Letter of Transmittal
1.
The last sentence on page 2 of the Letter of Transmittal is hereby amended and restated as follows:

YOU MUST SIGN THIS LETTER OF TRANSMITTAL WHERE INDICATED BELOW AND
COMPLETE (1) THE ATTACHED IRS FORM W-9 OR APPROPRIATE IRS FORM W-8 AND (2) THE ATTACHED SECTION 302 CERTIFICATION.
2.
The last row of the signature line on page 5 of the Letter of Transmittal is hereby amended and restated as follows:

IMPORTANT: STOCKHOLDERS SIGN HERE
(also please complete (1) IRS Form W-9 or the appropriate IRS Form W-8 and (2) the Section 302 Certification attached)
3.
Instruction No. 10 “Withholding on Non-U.S. Holders” on page 10 of the Letter of Transmittal is hereby amended and restated in its entirety as follows:

Withholding on Non-U.S. Holders.   If you are a non-U.S. Holder, because it is unclear whether the cash you receive in connection with the Offer will be treated (i) as proceeds of a sale or exchange or (ii) as a distribution taxable under Section 301 of the Internal Revenue Code of 1986, as amended (the “Code”), the Depositary or other applicable withholding agent may treat such payment as a dividend distribution for withholding purposes. Accordingly, if you are a non-U.S. Holder, you may be subject to withholding on payments to you at a rate of 30% of the gross proceeds paid, unless the Depositary or other applicable withholding agent determines that a reduced rate of withholding is available pursuant to a tax treaty, that an exemption from withholding is applicable because such gross proceeds are effectively connected with your conduct of a trade or business within the United States, or that the cash you received in connection with the Offer constitutes proceeds of a sale or exchange for U.S. federal income tax purposes because you so indicated in your Section 302 Certification. All Holders are required to complete the Section 302 Certification. See the section of the Offer to Purchase entitled “The Offer and Consent Solicitation — Material U.S. Federal Income Tax Consequences.” In order to obtain a reduced rate of withholding pursuant to an applicable income tax treaty, a non-U.S. Holder must deliver to the Depositary, before the payment is made, a properly completed and executed IRS Form W-8BEN or W-8BEN-E claiming such reduction. In order to claim an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a non-U.S. Holder must deliver to the Depositary or other applicable withholding agent, before the payment is made, a properly completed and executed IRS Form W-8ECI. Payments of cash to a non-U.S. Holder pursuant to the Offer will generally not be subject to any U.S. federal income tax withholding if such non-U.S. Holder meets the “complete termination,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described in the section of the Offer to Purchase entitled “The Offer and Consent Solicitation — Material U.S. Federal Income Tax Consequences.” A non-U.S. Holder may be eligible to obtain a refund of a portion of any U.S. federal income tax withheld if such Holder is able to establish that it is entitled to a reduced rate of withholding pursuant to any applicable income tax treaty and a higher rate was withheld.
Under Sections 1471 through 1474 of the Code, commonly referred to as “FATCA,” and related administrative guidance, a United States federal withholding tax of 30% generally will be imposed on dividends that are paid to “foreign financial institutions” and “non-financial foreign entities” (as specifically defined under these rules), whether such institutions or entities hold Series A Preferred Shares as beneficial owners or intermediaries, unless specified requirements are met. Because, as discussed in the section of the Offer to Purchase entitled “The Offer and Consent Solicitation — Material U.S. Federal Income Tax Consequences,” the Depositary or other applicable withholding agent may treat amounts paid to non-U.S. Holders in the Offer as dividend distributions for United States federal income tax purposes, such amounts may also be subject to withholding under FATCA if such requirements are not met. In such case, any withholding under FATCA may be credited against, and therefore reduce, any 30% withholding tax on dividend distributions as discussed above. Non-U.S. Holders should consult with their tax advisors regarding the possible implications of these rules on their disposition of Series A Preferred Shares pursuant to the Offer.
NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX WITHHOLDING RULES, INCLUDING ELIGIBILITY FOR A WITHHOLDING TAX REDUCTION OR EXEMPTION, AND THE REFUND PROCEDURE, AS WELL AS THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

4.
Instruction No. 11 “Requests for Assistance or Additional Copies” on page 11 of the Letter of Transmittal is hereby amended and restated in its entirety as follows:

Requests for Assistance or Additional Copies.   If you have questions or need assistance, you should contact the Company at its telephone number set forth on the back cover of this Letter of Transmittal. If you require additional copies of the Offer to Purchase, this Letter of Transmittal, the Notice of Guaranteed Delivery, the IRS Form W-9, the Section 302 Certification or other related materials, you should contact the Company. Copies will be furnished promptly at Hertz’ expense.
Item 12. Exhibits.
Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated as of November 23, 2021.
(a)(1)(B)*	Form of Letter of Transmittal and Consent
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)	Current Report on Form 8-K (as filed with the SEC on November 23, 2021 and incorporated herein by reference).
(a)(5)(B)	Press Release, dated November 23, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on 8-K filed by the Company with the SEC on November 23, 2021)
(a)(5)(C)	IRS Form W-9.
(a)(5)(D)	Section 302 Certification of Treatment of Tender Payment.
(b)	Not applicable
(c)	Not applicable
(d)(1)	Second Amended and Restated Certificate of Incorporation of Hertz Global Holdings, Inc. (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K of Hertz Global Holdings, Inc. filed on July 7, 2021 (File No. 001-37665; 001-07541))
(d)(2)	Second Amended and Restated Bylaws of Hertz Global Holdings, Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K of Hertz Global Holdings, Inc. filed on July 7, 2021 (File No. 001-37665; 001-07541))
(d)(3)	Certificate of Designations of Preferences, Rights and Limitations of Series A Preferred Stock of Hertz Global Holdings, Inc.(incorporated by reference to Exhibit 3.3 to the Current Report on Form 8-K of Hertz Global Holdings, Inc., filed with the SEC on July 7, 2021 (File No. 001-37665; 001-07541))
(d)(4)	Certificate of Amendment to the Certificate of Designations of Preferences, Rights and Limitations of Series A Preferred Stock (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of Hertz Global Holdings, Inc. filed on November 4, 2021 (File No. 001-37665; 001-07541))
(d)(5)*	Tender Support Agreement, dated November 23, 2021
(g)	Not applicable
(h)	Not applicable

*
Previously filed.

Item 13. Information Required By Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
HERTZ GLOBAL HOLDINGS, INC.
By:
/s/ M. David Galainena

M. David Galainena
Executive Vice President, General Counseland Secretary
Dated: December 1, 2021